GCI, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

March 21, 2014

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: GCI, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 8, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed November 8, 2013
File No. 0-05890

Dear Mr. Spirgel:

This letter is provided in response to the SEC staff’s request for written clarification on certain questions related to segments addressed during a February 28, 2014 telephone call. Included below in italics are the staff’s questions, with our answers immediately following.

Segments

1.
We understand the CODM’s primary strategic decision is capital expenditure allocation. Please explain the other decisions the CODM makes, including the frequency of those decisions and the information he considers in making those decisions.

Response
Our CODM is primarily focused on high-level decisions about GCI’s vision, strategy, and corporate culture. Our CODM estimates that a majority of his time is spent on capital and other resource allocation decisions, diversification decisions, regulatory and political issues, technology evolution, product development and participation in various industry groups. The CODM’s decisions, other than capital expenditure allocations, include:

•
Semi-annually he reviews our five year financial plan at the macro level. The Wireless and Wireline segment managers report to him the segment EBITDA they expect to deliver and the capital and other scarce resource allocations required to deliver the EBITDA. When making his decision on the final five year plan he considers the anticipated rate-of-return earned from capital expenditures and the expected segment EBITDA. He considers whether it would be appropriate to increase total capital expenditures to take advantage of additional EBITDA opportunities.

•
Annually, as part of the budget process, the Wireless and Wireline segment leaders will present plans for EBITDA expectations and the resources required to meet those EBITDA goals. At times he will ask to have more resources allocated to initiatives such as data security, which is for the long-run benefit of our company but will suppress short-term EBITDA.

•
At various times throughout the year our CODM works with his two segment managers on human resource allocations. For example our IT and engineering departments provide services for both segments and the amount of work hours dedicated to projects that benefit either both segments or only one segment is critical. These decisions are based upon expected amounts of increased segment EBITDA, improved customer experience, or other measures developed from the corporate goals in place at the time.

•
At various times throughout the year our CODM makes decisions regarding our company’s vision and initiatives on which the company will focus. When making these types of decisions he is generally project driven based on the short and long-term risks he sees; for example in 2013 he reaffirmed that to be competitive GCI should offer statewide service with fast data speeds. He then directed the Executive Vice President (EVP), Wireless and EVP, Wireline to make technical and financial decisions to meet these goals.

Securities and Exchange Commission
March 21, 2014

These goals impact both our Wireless and Wireline segments and all customer and product types. The implementation and effects of these decisions include:

•	We are developing our hybrid fiber coax facilities to offer the fastest Internet service,

•	We are growing our LTE network to offer the fastest wireless service,

•	Starting in 2014, we expect to receive significant funding from the Tribal Mobility Fund I which will allow us to partially fund expansion of our 3G wireless network in rural Alaska locations,

•
We were the recipient of significant grant funds and low interest loans which allowed us to build a terrestrial network in rural Alaska used by both the Wireless and Wireline segments and all customer and product types.

•
At various times throughout the year he makes strategic decisions regarding our responses to our changing environment for which he considers how different responses may impact our revenue in the future. He spends time talking to technologists, regulators, politicians and corporate leaders to develop his strategy on GCI’s overall corporate response to expected changes coming in the short and long-term. Depending upon the nature of the changes he may need to consider the revenue impact on a customer and/or a product type.

•
For many years he has concluded that we should be pursuing a growth strategy. Consequently, at various times throughout the year he makes decisions about how to ensure that GCI continues to grow, including:

•
Reviewing strategies to diversify GCI by working closely with our Board of Directors’ Investment Committee. Our CODM was the driving force behind our decision to expand into broadcast television and our recent investment in a communication services firm specializing in serving the energy exploration and production, oilfield service and midstream industries.

•
Reviewing our overall financial resources which impacts free cash flow such as how much stock our company should repurchase and the appropriate amount of leverage for our company. These decisions are intertwined with his capital expenditure and EBITDA decisions as increased capital expenditure spending and stock repurchases may increase our leverage.

•
At various times throughout the year he makes decisions that impact our corporate culture to ensure we continue to be fast and nimble in our responses to changes in the competitive environment. In prior years he decided our employees must be empowered to make decisions focused on GCI’s long-term growth. He makes policies to ensure our employees feel valued and motivated and able to focus on GCI’s goals. He expects his two segment managers to develop their organizations to carry out the specific steps needed to meet these corporate culture policies. He has been involved with corporate decisions on healthcare management which has included innovative approaches to containing costs while also sharing savings with employees.

Our CODM has two segment managers that report directly to him, the EVP, Wireless and EVP, Wireline and he relies heavily on them to carry-out his vision, strategy, and corporate culture decisions. The EVP, Wireless and EVP, Wireline are responsible for all operational decisions within the Wireless and Wireline segments needed to carry out our CODM’s goals.

2.
Please explain how and for what the CODM uses the detailed information in the reporting package, including the frequency of his usage and the significance of his decisions based upon the reporting package.

Response
Our CODM is primarily concerned with the allocation of scarce resources between the segments and the resulting segment revenue and EBITDA. He uses the reporting package monthly to assess the Wireless and Wireline segments’ current year progress in meeting revenue and EBITDA goals. The reporting package is more a monitoring tool for our CODM rather than a decision-making tool. The revenue and EBITDA information in the package can act as an early warning system as he focuses on corporate management discussed above but it is not the only tool or the most significant tool available to him. The information he gathers during his work at the national, state and local levels on industry, political and regulatory matters are more significant tools in his decisions on how to carry-out his vision, strategy, and corporate culture goals.

To be efficient, we have one reporting package that is used by our CODM and the Wireless and Wireline EVPs. While we have included detailed expense information which is below the segment level in the reporting package, our CODM relies on the Wireless and Wireline EVPs to manage cost of goods sold and operating expenses. Our segment EVPs rely on the detailed revenue, COGS and operating expense information included in the reporting package to carry out our CODM’s vision, strategy, and corporate culture decisions.

Securities and Exchange Commission
March 21, 2014

As noted in past communications our CODM is primarily focused on capital expenditure allocations between our Wireless and Wireline segments. Virtually every capital expenditure decision affects network capacity and capability and improving network capacity and capability impacts all network users and products. Accordingly the effect on revenue is felt across all customer groups. He uses the reporting package to evaluate the efficacy of his significant capital expenditure allocation decisions by reviewing the Wireless and Wireline segments’ revenue and EBITDA. On an as-needed basis our CODM may review revenue by either customer or product as provided in the reporting package in order to further understand revenue trends for customers and products and potential risks faced by the Wireless and Wireline segments. If more information is needed the Wireless and Wireline EVPs will use the report and other detail reports as needed to delve into the details of the variances. Our CODM also uses the Wireless and Wireline segments’ revenue and EBITDA in the reporting package as one of many tools, such as observation of the EVPs, discussions with the EVPs, interaction with other corporate officers, knowledge of the industry and technology, and overall market developments, to evaluate the effectiveness of the EVPs in their positions.

3.	How does the company’s budget process work? Please explain when the CODM is involved in the budget process and the level of information he considers during this process.

Response
Our CODM is involved only in setting the EBITDA and total capital expenditure budgets for Wireless and Wireline. He is not involved in setting budgets for individual capital projects, revenues, costs of goods sold, operating expenses, depreciation and amortization, interest expense, income tax expense or other income and expense. When setting the EBITDA and capital expenditure budgets for Wireless and Wireline he considers past capital expenditure allocations and expected returns on these investments, known or expected law or regulation changes, expected growth, new technologies, changing customer demands and expectations, and economic outlooks. He receives this information from many external sources and internally through meetings with the EVPs.

Our CODM works with the Wireless and Wireline EVPs to develop the targets for EBITDA and capital expenditures and to assure that the resulting plans achieve the required return on investment. The EVPs are responsible for developing their segment’s revenue, cost of goods sold and operating expense budgets for each customer and product type and their segment’s capital expenditure budgets by project. After the budgets have been assembled by the Wireless and Wireline EVPs they are reviewed by the CODM and presented to the Board of Directors for discussion and approval.

We acknowledge our responsibility for the adequacy and accuracy of the disclosure in our filings.

We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

We acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If after you have had a chance to review this letter and still have questions regarding our segments, we respectfully request a conference with the staff to discuss your concerns and how we may adequately address them.

Please contact the undersigned at (907) 868-6952 if you have additional questions or require more information.

Sincerely,

/s/ Peter J. Pounds

Peter J. Pounds
Senior Vice President,
Chief Financial Officer,
Secretary, Treasurer and Director
GCI, Inc.